SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549




                                 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For fiscal year ended December 31, 1993


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



     Commission File Number:  1-10951


     A. Full title of the plan and the address of the plan, if different from that of the issuer below: Federated
          Department Stores, Inc. Retirement Income and Thrift
          Incentive Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202.























                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                       Financial Statements and Schedules
                           December 31, 1993 and 1992

                    With Independent Auditors' Report Thereon
















                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           December 31, 1993 and 1992


                                      Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits with Fund Information
  - December 31, 1993 and 1992

Statements of Changes in Net Assets Available for Benefits with Fund
  Information - Years Ended December 31, 1993 and 1992

Notes to Financial Statements



                                                            Schedules


Schedule of Investments - December 31, 1993..................   1

Schedule of Reportable Transactions - Year Ended
  December 31, 1993..........................................   2




                          Independent Auditors' Report

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, effective July 1, 1993, the Allied Stores Corporation Profit Sharing -
Investment Plan was merged into the Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        \s\ KPMG Peat Marwick
                                            KPMG Peat Marwick
Cincinnati, Ohio
May 27, 1994

                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

          Statement of Net Assets Available for Benefits with Fund Information

                                                 December 31, 1993
                                                  Stability
                                    Diversified    Income              Thrift Incentive Fund
                                       Fund         Fund          Fund A       Fund B       Fund C         Total
Assets:
  Investments, at fair value
    (note 4):
    U.S. Government securities....  $ 52,393,841  $18,168,193  $ 97,319,505 $          - $         -   $167,881,539
    Corporate debt instruments....    22,866,893    3,441,855    65,495,034            -           -     91,803,782
    Corporate stock-preferred.....       268,800            -             -            -           -        268,800
    Corporate stock-common........    59,776,694            -             -        1,292           -     59,777,986
    Common/collective trusts......    37,628,034      381,605    19,649,985  122,243,966  63,031,355    242,934,945
    Other investments.............             -            -    17,327,689            -           -     17,327,689
                                     172,934,262   21,991,653   199,792,213  122,245,258  63,031,355    579,994,741
  Insurance contracts, at contract
   value (note 3).................             -            -    62,304,820            -           -     62,304,820
          Total investments.......   172,934,262   21,991,653   262,097,033  122,245,258  63,031,355    642,299,561

  Receivables:
    Employer contributions........             -            -     6,429,813            -           -      6,429,813
    Employee contributions........             -            -       839,053      355,771     209,346      1,404,170
    Accrued interest and dividends       888,403      166,768     2,150,136        2,199       1,655      3,209,161
    Securities sold...............     5,721,058            -     3,833,316            -           -      9,554,374
          Total receivables.......     6,609,461      166,768    13,252,318      357,970     211,001     20,597,518

  Cash............................       153,957            -       750,223            1           -        904,181
          Total assets............   179,697,680   22,158,421   276,099,574  122,603,229  63,242,356    663,801,260

Accrued liabilities:
  Securities purchased............    17,639,360            -     2,505,235            -           -     20,144,595
  Other accrued liabilities.......       178,555       23,089       156,578      151,487      17,296        527,005
          Total liabilities.......    17,817,915       23,089     2,661,813      151,487      17,296     20,671,600

Net assets available for plan
 benefits.........................  $161,879,765  $22,135,332  $273,437,761 $122,451,742 $63,225,060   $643,129,660


The accompanying notes are an integral part of these financial statements.
                                                                    (Continued)

                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

          Statement of Net Assets Available for Benefits with Fund Information

                                                 December 31, 1992
                                                  Stability
                                    Diversified    Income              Thrift Incentive Fund
                                       Fund         Fund          Fund A       Fund B       Fund C         Total
Assets:
  Investments, at fair value
    (note 4):
    U.S. Government securities....  $ 58,289,066  $21,286,200  $ 53,998,169  $         -  $         -  $133,573,435
    Corporate debt instruments....    15,490,874    4,718,175    99,522,630            -            -   119,731,679
    Corporate stock - preferred...       393,600            -             -            -            -       393,600
    Corporate stock - common......    67,145,023            -             -            -            -    67,145,023
    Common/collective trusts......    25,798,824    1,146,943    25,754,563   53,708,814   29,217,442   135,626,586
    Other investments.............             -            -    14,269,375            -            -    14,269,375
          Total investments.......   167,117,387   27,151,318   193,544,737   53,708,814   29,217,442   470,739,698

  Receivables:
    Employer contributions........             -            -     3,614,000            -            -     3,614,000
    Employee contributions........             -            -       436,168      193,526      103,361       733,055
    Accrued interest and dividends     1,025,657      113,957     1,203,323        1,112        3,380     2,347,429
    Securities sold...............       295,739            -       243,120            -            -       538,859
          Total receivables.......     1,321,396      113,957     5,496,611      194,638      106,741     7,233,343

  Cash............................         3,124            -             -            -            -         3,124
          Total assets............   168,441,907   27,265,275   199,041,348   53,903,452   29,324,183   477,976,165

Accrued liabilities:
  Securities purchased............       366,186            -    11,110,154          606        1,488    11,478,434
  Other accrued liabilities.......       166,578       15,543       113,999       71,809       13,189       381,118
          Total liabilities.......       532,764       15,543    11,224,153       72,415       14,677    11,859,552

Net assets available for plan
 benefits.........................  $167,909,143  $27,249,732  $187,817,195  $53,831,037  $29,309,506  $466,116,613



The accompanying notes are an integral part of these financial statements.


                                           FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

     Statement of Changes in Net Assets Available for Benefits with Fund Information

                                           Year Ended December 31, 1993
                                                   Stability
                                   Diversified      Income           Thrift Incentive Fund
                                      Fund           Fund         Fund A        Fund B        Fund C        Total
Additions:
  Investment income:
    Interest...................   $  5,238,683   $ 1,110,233   $ 12,752,807  $  3,773,660  $   499,120  $ 23,374,503
    Dividends..................      2,025,310             -              -             -      807,770     2,833,080
    Net appreciation (depreciation)
     in fair value of investments
     (note 4)..................      9,271,581       183,760     (1,057,525)    6,723,796    3,073,125    18,194,737
       Net investment income...     16,535,574     1,293,993     11,695,282    10,497,456    4,380,015    44,402,320

  Contributions:
    Employer...................              -             -      6,580,293             -                  6,580,293
    Employee...................              -             -     20,509,639     8,684,167    5,145,692    34,339,498
       Total contributions.....              -             -     27,089,932     8,684,167    5,145,692    40,919,791
       Total additions.........     16,535,574     1,293,993     38,785,214    19,181,623    9,525,707    85,322,111

Deductions:
  Distributions................     19,650,619     8,603,639     57,852,627    14,974,248    5,152,036   106,233,169
  Administrative expenses
    (note 7)...................        653,933        65,154        497,024       546,087       64,704     1,826,902
       Total deductions........     20,304,552     8,668,793     58,349,651    15,520,335    5,216,740   108,060,071
Transfer of assets from the
  Allied Stores Corporation Profit
  Sharing-Investment Plan......              -             -    115,473,375    57,596,618   26,681,014   199,751,007
Interfund transfers............     (2,260,400)    2,260,400    (10,288,372)    7,362,799    2,925,573             -

       Net increase (decrease).     (6,029,378)   (5,114,400)    85,620,566    68,620,705   33,915,554   177,013,047

Net assets available for plan
 benefits:
  Beginning of year...........     167,909,143    27,249,732    187,817,195    53,831,037   29,309,506   466,116,613

  End of year.................    $161,879,765   $22,135,332   $273,437,761  $122,451,742  $63,225,060  $643,129,660


The accompanying notes are an integral part of these financial statements.
(Continued)



                                         FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

   Statement of Changes in Net Assets Available for Benefits with Fund Information

                                           Year Ended December 31, 1992
                                                   Stability
                                   Diversified      Income          Thrift Incentive Fund
                                      Fund           Fund        Fund A       Fund B       Fund C         Total
Additions:
  Investment income:
    Interest...................   $  6,609,428   $ 1,842,841  $ 11,614,266 $ 2,767,373  $   761,619   $ 23,595,527
    Dividends..................      2,061,980             -             -           -            -      2,061,980
    Net appreciation (depreciation)
     in fair value of
     investments (note 4)......      5,316,647       (19,655)     (696,976)  1,101,846    1,143,281      6,845,143
       Net investment income...     13,988,055     1,823,186    10,917,290   3,869,219    1,904,900     32,502,650

  Contributions:
    Employer...................              -             -     3,614,000           -            -      3,614,000
    Employee...................              -             -    14,914,850   6,673,885    3,583,762     25,172,497
       Total contributions.....              -             -    18,528,850   6,673,885    3,583,762     28,786,497
       Total additions.........     13,988,055     1,823,186    29,446,140  10,543,104    5,488,662     61,289,147

Deductions:
  Distributions................     30,604,544    12,686,069    39,948,011   9,029,262    3,872,121     96,140,007
  Administrative expenses
    (note 7)...................        697,988        65,854       475,975     279,171       52,106      1,571,094
       Total deductions........     31,302,532    12,751,923    40,423,986   9,308,433    3,924,227     97,711,101

Interfund transfers............     (2,588,943)    2,588,943    (6,871,878)  3,262,807    3,609,071              -

       Net increase (decrease).    (19,903,420)   (8,339,794)  (17,849,724)  4,497,478    5,173,506    (36,421,954)

Net assets available for plan
 benefits:
  Beginning of year............    187,812,563    35,589,526   205,666,919  49,333,559   24,136,000    502,538,567

  End of year..................   $167,909,143   $27,249,732  $187,817,195 $53,831,037  $29,309,506   $466,116,613


The accompanying notes are an intergral part of these financial statements.


                          FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Notes to Financial Statements

                           December 31, 1993 and 1992

(1)  Merger

     Effective July 1, 1993, the Allied Stores Corporation Profit Sharing - Investment Plan ("Allied Plan") was merged ("Allied Merger") into the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan"). Thereafter, the Allied Plan ceased to exist and all participants of the Allied Plan became participants in the Plan.

(2)  Summary of Significant Accounting Policies

      a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      b)  Investments

          Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
          Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

          Cash equivalents include highly liquid temporary cash investments.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      c)  Insurance Contracts

          Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

(3)  Description of the Plan

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     Allied Stores Corporation ("Allied") was merged into Federated Department Stores, Inc. ("Federated") (collectively, the "Company") on February 4, 1992. The Company sponsors retirement benefit and profit sharing- investment programs for employees as previously established by Federated (the "Plan") and Allied. As of December 31, 1993, the Plan consists of two parts: a retirement income plan and a thrift incentive plan. The Plan was adopted in 1953 and is subject to the provisions of ERISA and U.S. tax law.

(Continued)
                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1993 and 1992

     Eligibility and Vesting

     Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours. Participants are immediately 100% vested in their own and the Company's contributions.

     Participant Accounts

     An account is maintained for each participant in the Plan which shows the participant's separate interest in the Retirement Income and Thrift Incentive portions of the Plan. At the end of each year, the Company's contributions and forfeitures are allocated to individual accounts for participants who did not make a withdrawal of basic (first 5%) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Allocations are made at year end only to persons who are active participants on the last day of the year. At the end of each month, investment earnings are allocated to individual accounts on amounts not withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests at the beginning of such month.

     Retirement Income

     Retirement Income interests represent Company contributions to the Retirement Income portion of the Plan prior to January 1, 1984 and the earnings on such contributions. A defined benefit pension plan (the Pension Plan) was adopted as of January 1, 1984. With the Pension Plan in place, the Company continues to make contributions to the Thrift Incentive portion of the Plan as described below and has the right to make additional contributions to the Retirement Income portion of the Plan.

     Thrift Incentive

     The Thrift Incentive portion of the Plan provides for voluntary contributions by participating employees and for Company contributions matching a portion of the participants' contributions.

     Participants may elect to contribute to the Thrift Incentive portion of the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401 (k) of the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for matching Company contributions. For 1984 and subsequent years, the Company's annual contribution is an amount equal to the greater

(Continued)
                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1993 and 1992

     of 2% of the Company's pre-tax income from participating divisions or the amount necessary to match 20% of participants' basic savings. The Company contributed 22.0% and 20.7% of participants' basic savings for years ended December 31, 1993 and 1992, respectively.

     In connection with the Allied Merger, the Company contributed 37.5% of participants' basic contributions in the Allied Plan for the six months ended July 1, 1993.

     Participants are permitted to make withdrawals of their after-tax contributions to the Thrift Incentive portion of the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

(4)  Investments

     The Company has entered into a trust agreement with the Trustee with respect to the operation of the Plan and the establishment and management of the trust fund. The Trustee invests all contributions to the Plan among several investment funds. The funds are:

       . Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and common/collective trusts.

       . Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. All amounts in this fund are invested in common/collective trusts and short-term, fixed-income corporate and government bonds.

       . Thrift Incentive Fund - This fund includes Company and participants' contributions to the Thrift Incentive portion of the Plan, together with the net earnings thereon. The amounts in this fund are invested in three separate investment options as directed by the participants. Fund A is invested in fixed-income investments, insurance contracts and common/collective trusts. Fund B is invested in equity securities and common/collective trusts. Fund C is invested in an equity index fund consisting of Standard and Poor's 500 stock investments.



(Continued)
                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1993 and 1992

          Beginning with the Company contribution for 1989, Company contributions, and net earnings thereon, were directed to Fund A. Effective April 1, 1994, a fourth investment option was established, Fund D, and amounts in this fund are invested in the common stock of the Company. Future Company contributions are expected to be credited to Fund D. Subsequently, participants may elect to redirect Company contributions to other investment options.

The following table presents the fair or contract value of investments held as of December 31, 1993 and 1992 by the Trustee. Investments that represent five percent or more of the Plan's total net assets are separately identified.

                                          December 31, 1993    December 31, 1992
Investments, at fair value:
  U.S. Government securities:
    U.S. Treasury Notes, 5.0%,
     6/30/94.........................        $          -         $ 27,914,916
    Other............................         167,881,539          105,658,519
  Corporate debt instruments.........          91,803,782          119,731,679
  Corporate stock-preferred..........             268,800              393,600
  Corporate stock-common.............          59,777,986           67,145,023
  Common/collective trusts:
    EB Opening Stock Index Fund......          84,066,714
    EB Opening Asset Allocation Fund.          63,363,241
    Mellon Equity Index Fund.........                   -           74,314,132
    Mellon Bank Long Bond Index Fund.                   -           26,159,720
    TBC Inc. Pooled Employee Funds
     Daily Liquidity Fund............          36,758,298           35,152,346
    Other............................          58,746,692                  388
  Other investments..................          17,327,689           14,269,375
    Total investments at fair value..         579,994,741          470,739,698
Insurance contracts, at contract
  value..............................          62,304,820                    -
    Total investments....                    $642,299,561         $470,739,698

Net appreciation in the fair value of investments for the years ended
December 31, 1993 and 1992 was as follows:
                                            Year Ended           Year Ended
                                        December 31, 1993     December 31, 1992
     Certificates of deposit...........    $       307          $       (220)
     U.S. Government securities........      1,839,336                43,410
     Corporate debt instruments........       (860,362)             (992,346)
     Corporate stock-preferred.........       (124,800)              (56,005)
     Corporate stock-common............      6,140,522             4,971,242
     Common/collective trusts..........     11,145,136             2,898,412
     Other investments.................         54,598               (19,350)
       Net appreciation in fair value
         of investments................    $18,194,737          $  6,845,143

                                                                   (Continued)



                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1993 and 1992

(5)  Plan Termination

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

(6)  Federal Income Taxes

     The Plan obtained its latest determination letter on July 31, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)  Administrative Expenses

     Investment managers' expenses and trustee fees are paid by the Plan.



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   FEDERATED DEPARTMENT STORES, INC.
                                   RETIREMENT INCOME AND THRIFT
                                   INCENTIVE PLAN


Date:  June 27, 1994               \s\ John R. Sims
                                   John R. Sims
                                   Vice President and Chairman of the
                                   Retirement Committee



                                                                  Schedule 1
                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund

                             Schedule of Investments

                                December 31, 1993


                                                                     Current
          Description                          Cost                   Value
Investments, at fair value:
  U. S. Government securities.........     $ 51,129,487           $ 52,393,841
  Corporate debt instruments..........       22,403,797             22,866,893
  Corporate stock-preferred...........          388,991                268,800
  Corporate stock-common..............       44,976,604             59,776,694
  Common/collective trusts............       36,798,375             37,628,034

     Total investments................     $155,697,254           $172,934,262


See accompanying detailed listing of investments.
                                                                    (Continued)


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE         SECURITY DESCRIPTION              COST         PRICE        VALUE
                U. S. Government Securities

2,984,538.6000  FHLMC Group #D3-8144             $ 2,952,827.87   99.1560  $ 2,959,349.09
                 6.500% 08/01/2023 DD 08/01/93

      147.7800  FHLMC Multiclass Mtg P/C 1148A           147.06   99.7816          147.46
                 7.500% 01/15/2019

1,967,293.8000  FHLMC Multiclass Mtg P/C 13 SA     1,957,457.33  101.6950    2,000,639.43
                 Var/Rt  04/25/2023

1,294,650.1500  FHLMC Multiclass Mtg P/C 1600SD    1,310,833.27  101.4870    1,313,902.50
                 Var/Rt 10/15/2008

1,489,940.2500  FHLMC Multiclass Mtg P/C G024SA    1,417,305.66   96.6250    1,439,654.77
                 Var/Rt 11/25/2023

1,800,000.0000  Fed Home Ln Bk Disc Nt             1,787,676.00   99.3153    1,787,676.00
                 Mat 01/06/1994

1,937,586.5600  FNMA Gtd Remic P/T Ctf 93-50SB     1,869,771.03   97.2500    1,884,302.93
                 Var/Rt  01/25/2023

1,739,861.5400  FNMA Gtd Remic P/T Ctf 93-185S     1,730,427.76  100.0440    1,740,627.78
                 Var/Rt  09/25/2023

1,969,592.3600  FNMA Gtd Remic P/T Ctf 93-220A     1,942,510.47   98.2190    1,934,513.92
                 6.000% 11/25/2013

3,500,000.0000  Government Tr Ctfs Current 1-C     3,638,670.00  116.9680    4,093,880.00
                 9.250% 11/15/2001

3,000,000.0000  REFCO Cpn Strips Generic Int       2,131,290.00   92.9970    2,789,910.00
                 Due 10/15/1995

3,100,000.0000  U S Treasury Notes                 3,129,546.87  100.5310    3,116,461.00
                 04.250% 01/31/1995 DD 02/01/93

1,530,000.0000  U S Treasury Notes                 1,535,253.53  100.6560    1,540,036.80
                 04.625% 02/15/1996 DD 02/16/93
                                                                 (Continued)




                                                         Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE           SECURITY DESCRIPTION             COST        PRICE        VALUE
1,200,000.0000   U S Treasury Notes                1,200,206.73  100.0310    1,200,372.00
                  03.875% 03/31/1995 DD 03/31/93

3,680,000.0000   U S Treasury Notes                3,703,087.50  100.2660    3,689,788.80
                  04.250% 07/31/1995 DD 08/02/93

  535,000.0000   U S Treasury Notes                  544,570.79  102.5000      548,375.00
                  05.875% 05/15/1995 DD 05/15/92

1,000,000.0000   U S Treasury Notes                1,000,125.00  104.2970    1,042,970.00
                  06.375% 08/15/2002 DD 08/15/92

4,600,000.0000   U S Treasury Notes                4,603,593.75  100.0620    4,602,852.00
                  04.250% 11/30/1995 DD 11/30/93

2,005,000.0000   U S Treasury Notes                1,997,011.33   99.5940    1,996,859.70
                  4.375% 11/15/1996 DD 11/15/93

  800,000.0000   U S Treasury Notes                  800,625.00  106.8590      854,872.00
                  08.500% 08/15/1995 DD 06/01/90

2,940,000.0000   Commit to Pur FHLMC Gold 30 yr    2,945,512.50   99.1560    2,915,186.40
                  6.500% 01/01/2024

3,600,000.0000   Commit to Pur FNMA 7 yr           3,570,750.00   99.4060    3,578,616.00
                  5.500% 09/01/2001

5,400,000.0000   Commit to Pur FHLMC Gold          5,360,287.50   99.3120    5,362,848.00
                  6.000% 02/01/2009

          Total  U S Government Securities        51,129,486.95             52,393,841.58

                 Corporate Debt Instruments

1,879,663.6000   AFC Home Equity TR92-4 Cl A       1,879,663.35  102.1200    1,919,512.47
                  6.200%  11/15/2007

1,278,359.0000   AFC Home Equity Ln 93-2 Cl A      1,276,761.05  100.2810    1,281,951.19
                  6.000% 08/20/2013

2,688,268.3000   Advanta Home Equity 93-2 Cl A2    2,748,752.89  100.7500    2,708,430.31
                  6.150% 10/25/2009
                                                                    (Continued)

                                                         Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION             COST         PRICE        VALUE
  820,000.0000   Associates Corp North Amer Deb      816,597.00  106.7050      874,981.00
                  8.750% 02/01/1996

1,000,000.0000   Bear Stearns Cos Inc Sr Nt        1,166,330.00  116.0770    1,160,770.00
                  9.375% 06/01/2001

  470,920.4800   CFAC Grantor Tr 1990-A Partn        467,321.66  104.4370      491,815.22
                  9.400% 03/15/1997

2,000,000.0000   Fleet Finl Group Inc              2,020,080.00  101.7370    2,034,740.00
                  5.625% 07/01/1995 DD 07/13/92

  270,000.0000   Great Westn Finl Corp Nt            271,979.10  109.9890      296,970.30
                  8.625% 12/01/1998 DD 12/02/91

  859,238.2300   Guild Fin Corp Mtg Coll B B-2       874,357.45  102.3030      879,026.49
                  8.850% 02/01/2015

  307,586.9900   JCP Master Cr Card Tr Ctf-D         317,054.90  100.4110      308,851.17
                  8.700% 09/15/1995

  345,109.0400   SPNB Home Equity Ln Abs 91-1-A      343,336.76  104.8640      361,895.14
                  7.850% 05/15/1998

  670,000.0000   Salomon Inc Mtn Tr #00112           722,273.40  109.8250      735,827.50
                  8.050% 06/15/1999 DD 06/10/92

2,554,543.7100   TMS Home Equity Ln Tr 93-C A-3    2,555,771.87  100.7800    2,574,469.15
                  5.750% 10/15/2022 DD 09/01/93

1,000,000.0000   Tenneco Inc Sr Sub Nt             1,151,890.00  115.4630    1,154,630.00
                  10.000% 08/01/1998 DD 08/01/91

2,000,000.0000   Texas Utils Elec Co               1,995,340.00   99.7840    1,995,680.00
                  5.750% 07/01/1998 DD 07/22/93

1,993,111.4700   UCFC Ln Tr Home Equity D-1 A-1    1,991,865.78   99.8120    1,989,364.42
                  5.450% 02/10/2014 DD 11/01/93

1,780,000.0000   Whirlpool Corp Mtn #Tr 00013      1,804,421.60  117.8640    2,097,979.20
                  9.060% 03/13/2001 DD 03/12/91

           Total Corporate Debt Instruments       22,403,796.81             22,866,893.56
                                                                    (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
                 Corporate Stock - Preferred

   38,400.0000   RJR Nabisco Hldgs Corp Depstry      388,991.16    7.0000      268,800.00
                  Shs Repstg 1/4Shpfd Con $0.835

           Total Corporate Stock - Preferred         388,991.16                268,800.00

                 Corporate Stock - Common

   12,800.0000   ACR Ltd Ord                         345,230.14   31.1250      398,400.00

    7,000.0000   Exel Ltd Ord                        208,340.61   44.3750      310,625.00

    5,900.0000   AMR Corp Del                        365,201.62   67.0000      395,300.00

    8,200.0000   ARCO Chem Co                        292,014.45   43.2500      354,650.00

    5,000.0000   AETNA Life & Cas Co                 189,362.33   60.3750      301,875.00

   11,000.0000   Ahmanson H F & Co                   135,935.13   19.6250      215,875.00

    7,200.0000   Allegheny Pwr Sys Inc               134,127.00   26.5000      190,800.00

    9,900.0000   Allied Signal Inc                   590,070.02   79.0000      782,100.00

   11,000.0000   American Brands Inc                 408,302.00   33.2500      365,750.00

    8,100.0000   American Express Co                 161,297.39   30.8750      250,087.50

    4,000.0000   American Gen Corp                    57,832.75   28.6250      114,500.00

    5,800.0000   American Home Prods Corp            315,878.00   64.7500      375,550.00

   10,000.0000   American Intl Group Inc             698,278.37   87.7500      877,500.00

   16,000.0000   American Tel & Teleg Co             847,814.70   52.5000      840,000.00

    5,400.0000   Ameritech Corp New                  335,987.74   76.7500      414,450.00

    5,800.0000   AMGEN Inc                           317,633.00   49.5000      287,100.00

    3,600.0000   Amoco Corp                          172,026.51   52.8750      190,350.00
                                                                    (Continued)


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    6,500.0000   Anadarko Pete Corp                  255,348.50   45.3750      294,937.50

    9,200.0000   Arkla Inc                           173,967.00    7.8750       72,450.00

    4,300.0000   Atlantic Richfield Co               490,122.68  105.2500      452,575.00

    7,200.0000   Avon Prods Inc                      362,012.91   48.6250      350,100.00

    7,300.0000   Baltimore Gas & Elec Co             140,865.67   25.3750      185,237.50

    1,800.0000   Bankers Tr N Y Corp                  78,408.75   79.1250      142,425.00

      400.0000   Barnett Bks Inc                       6,305.60   41.5000       16,600.00

    5,500.0000   Bell Atlantic Corp                  250,370.79   59.2500      325,875.00

    7,000.0000   Bellsouth Corp                      336,699.19   58.0000      406,000.00

   18,500.0000   Black & Decker Corp                 403,466.22   19.7500      365,375.00

    6,500.0000   Blockbuster Entmt Corp              208,807.05   30.6250      199,062.50

    1,600.0000   Boatmens Bancshares Inc              45,506.70   29.8750       47,800.00

    6,300.0000   Borden Inc                          169,101.25   17.0000      107,100.00

    9,000.0000   Bristol Myers Squibb                530,661.40   58.2500      524,250.00

    2,000.0000   Burlington Northn Inc               114,097.45   57.8750      115,750.00

    6,500.0000   Burlington Res Inc                  189,631.71   42.3750      275,437.50

    6,100.0000   Cigna Corp                          257,387.55   62.7500      382,775.00

   11,500.0000   CUC Intl Inc                        262,847.90   36.0000      414,000.00

    8,400.0000   Caesars World Inc                   304,168.27   53.3750      448,350.00

    9,450.0000   Chemical Bkg Corp                   261,150.75   40.1250      379,181.25

    5,100.0000   Chevron Corp                        349,115.96   87.1250      444,337.50

      500.0000   Chiron Corp                          40,660.60   84.0000       42,000.00

                                                                  (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    7,700.0000   Chrysler Corp                       110,893.47   53.2500      410,025.00

    4,250.0000   Chubb Corp                          133,767.57   77.8750      330,968.75

    2,500.0000   Clorox Co                            96,260.63   54.2500      135,625.00

    5,500.0000   Computer Assoc Intl Inc             213,837.80   40.0000      220,000.00

    8,400.0000   Conrail Inc                         310,652.02   66.8750      561,750.00

    6,100.0000   Consolidated Edison Co NY Inc       140,211.55   32.1250      195,962.50

    6,600.0000   Consolidated Nat Gas Co             259,829.55   47.0000      310,200.00

   15,100.0000   Consorcio G Grupo Dina S A De       242,643.89   27.8750      420,912.50
                  CV Sponsored ADR

    6,100.0000   Continental Corp                    150,282.96   27.6250      168,512.50

    1,500.0000   Cooper Inds Inc                      72,782.65   49.2500       73,875.00

    2,000.0000   Corestates Finl Corp                 53,412.50   26.1250       52,250.00

    5,500.0000   DSC Communications Corp             304,970.00   61.5000      338,250.00

      200.0000   Dana Corp                             5,333.08   59.8750       11,975.00

    9,350.0000   Dayton Hudson Corp                  579,250.54   66.6250      622,943.75

    9,000.0000   Dean Witter Discover & Co           331,256.17   34.6250      311,625.00

    6,550.0000   Dow Chem Co                         310,653.63   56.7500      371,712.50

    4,200.0000   Du Pont E I De Nemours & Co         146,628.00   48.2500      202,650.00

    5,600.0000   Dun & Bradstreet Corp               228,405.01   61.6250      345,100.00

   14,200.0000   Eastman Kodak Co                    696,005.48   56.2500      798,750.00

    7,100.0000   El Paso Nat Gas Co New              242,651.00   36.0000      255,600.00

    8,000.0000   Enron Corp                          270,589.80   29.0000      232,000.00

                                                                   (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    6,000.0000   Ericsson L M Tel Co ADR Cl B        266,812.00   40.3750      242,250.00
                  Sek 10

    8,300.0000   Exxon Corp                          453,841.35   63.1250      523,937.50

   10,100.0000   FPL Group Inc                       287,948.91   39.1250      395,162.50

   16,300.0000   Federal Hom Ln Mgt Corp Common      417,151.31   49.8750      812,962.50

    4,700.0000   Federal Natl Mtg Assn                49,378.20   78.5000      368,950.00

   11,700.0000   First Colony Corp                   306,432.00   25.3750      296,887.50

    6,350.0000   First Intst Bancorp                 214,166.43   64.1250      407,193.75

      500.0000   First Un Corp                        19,155.00   41.2500       20,625.00

    9,000.0000   Firstar Corp                        304,371.50   30.7500      276,750.00

   16,200.0000   Ford Mtr Co Del                     812,124.61   64.5000    1,044,900.00

    1,500.0000   Forest Labs Inc Cl A                 67,481.25   47.6250       71,437.50

   11,100.0000   GTE Corp                            353,158.01   35.0000      388,500.00

    5,000.0000   General Elec Co                     344,813.12  104.8750      524,375.00

    4,000.0000   General Instr Corp New              225,424.00   56.5000      226,000.00

    3,500.0000   General Mls Inc                     219,474.10   60.7500      212,625.00

    7,700.0000   General Mtrs Corp                   237,906.60   54.8750      422,537.50

   13,500.0000   General Mtrs Corp Cl E              184,762.78   29.2500      394,875.00

   19,100.0000   Glaxco Hldgs PLC Sponsored ADR      350,992.06   20.8750      398,712.50

    5,600.0000   Goodyear Tire & Rubr Co             140,000.00   45.7500      256,200.00

   16,300.0000   Great Westn Finl Corp               211,766.03   20.0000      326,000.00

    5,500.0000   Green Tree Financial Corp            91,206.50   48.0000      264,000.00

   12,000.0000   Hanson Plc ADR                      220,396.00   20.0000      240,000.00
                                                                     (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    4,300.0000   Harland John H Co                    93,008.00   21.6250       92,987.50

    8,200.0000   Hewlett Packard Co                  612,770.39   79.0000      647,800.00

   18,000.0000   Home Depot Inc                       78,750.40   39.5000      711,000.00

   10,000.0000   Honeywell Inc                       194,906.23   34.2500      342,500.00

   13,300.0000   I B P Inc                           235,561.46   25.8750      344,137.50

    4,000.0000   ITT Corp                            259,720.49   91.2500      365,000.00

   13,400.0000   Intel Corp                          406,432.07   62.0000      830,800.00

    8,050.0000   Intl Business Machs Corp            795,730.53   56.5000      454,825.00

    8,000.0000   Johnson & Johnson                   374,320.95   44.8750      359,000.00

   17,000.0000   K Mart Corp                         209,111.99   21.5000      365,500.00

    2,000.0000   Keycorp                              79,235.38   35.3750       70,750.00

    8,600.0000   Lilly Eli & Co                      421,356.70   59.3750      510,625.00

    6,900.0000   Lincoln Natl Corp Ind               142,519.50   43.5000      300,150.00

    4,000.0000   Litton Inds Inc                     255,770.50   64.5000      258,000.00

    3,400.0000   Loews Corp                          168,802.42   93.0000      316,200.00

   12,400.0000   Magna Intl Class A                  396,821.92   49.7500      616,900.00

    6,300.0000   Mapco Inc                           347,616.50   61.1250      385,087.50

    8,400.0000   Martin Marietta Corp New            231,390.89   44.5000      373,800.00

   10,000.0000   Masco Corp                          262,620.25   37.0000      370,000.00

    1,100.0000   Maytag Corp                          12,290.30   18.0000       19,800.00

    2,000.0000   McDermott Intl Inc                   51,657.80   26.5000       53,000.00
                                                                   (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    1,400.0000   McGraw Hill Inc                      68,348.00   67.6250       94,675.00

    2,300.0000   McKesson Corp                        69,407.10   54.0000      124,200.00

    8,400.0000   Mead Corp                           380,998.80   45.0000      378,000.00

    4,500.0000   Medtronic Inc                       277,234.50   82.1250      369,562.50

    5,000.0000   Merrill Lynch & Co Inc              203,620.00   42.0000      210,000.00

    5,500.0000   Microsoft Corp                      177,226.67   80.6250      443,437.50

      300.0000   Minnesota Mng & Mfg Co               25,725.75  108.7500       32,625.00

    6,500.0000   Mobil Corp                          394,714.35   79.1250      514,312.50

    3,100.0000   Monsanto Co                         166,357.07   73.3750      227,462.50

    2,600.0000   Morgan J P & Co Inc                 120,148.84   69.3750      180,375.00

    3,500.0000   Morgan Stanley Group Inc            172,505.65   70.7500      247,625.00

    8,000.0000   Motorola Inc                        284,953.47   92.2500      738,000.00

   15,400.0000   National Svc Inds Inc               363,260.59   25.6250      394,625.00

    7,500.0000   Nationsbank Corp                    278,115.00   49.0000      367,500.00

    3,100.0000   Nicor Inc                            66,410.10   28.0000       86,800.00

    2,700.0000   Northern Sts Pwr Co Minn             94,860.70   43.1250      116,437.50

   47,000.0000   Norwest Corp                        520,315.68   24.3750    1,145,625.00

   18,500.0000   Novell Inc                          104,916.97   20.7500      383,875.00

   12,400.0000   Nynex Corp                          458,995.02   40.1250      497,550.00

   14,100.0000   Ogden Corp                          279,054.38   22.7500      320,775.00

    7,000.0000   Oklahoma Gas & Elec Co              269,038.00   37.0000      259,000.00

                                                                   (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
   16,500.0000   Oracle Sys Corp                     185,023.24   28.7500      474,375.00

   17,500.0000   Outboard Marine Corp                332,732.68   22.3750      391,562.50

    6,600.0000   PNC Bk Corp                          69,943.50   29.0000      191,400.00

    5,500.0000   PPG Inds Inc                        248,615.72   75.8750      417,312.50

    2,800.0000   Pacific Enterprises                 111,510.99   23.7500       66,500.00

    8,900.0000   Pacific Telesis Group               199,524.91   54.2500      482,825.00

   17,700.0000   Pacificorp                          377,230.52   19.2500      340,725.00

    2,500.0000   Penney J C Inc                       55,792.56   52.6250      131,562.50

    3,200.0000   Pennsylvania Pwr & Lt Co             69,232.00   27.0000       86,400.00

   11,500.0000   Pepsico Inc                         122,882.03   40.8750      470,062.50

   17,200.0000   Pfizer Inc                          810,449.50   69.0000    1,186,800.00

   15,300.0000   Philip Morris Cos Inc               575,904.40   55.6250      851,062.50

    6,900.0000   Potomac Elec Pwr Co                 145,452.00   26.7500      184,575.00

   22,500.0000   Praxair Inc                         368,688.83   16.6250      374,062.50

   14,500.0000   Price/Costco Inc                    163,126.51   19.2500      279,125.00

    3,750.0000   Promus Cos Inc                      131,307.00   45.7500      171,562.50

   11,200.0000   Public Svs Enterprise Group         295,009.29   32.0000      358,400.00

    2,000.0000   Qualcomm Inc                        118,063.00   53.0000      106,000.00

    6,000.0000   Raytheon Co                         207,379.79   66.0000      396,000.00

   12,300.0000   Repsol SA Sponsored Adr             273,557.49   30.8750      379,762.50

    6,200.0000   Royal Dutch Pete Co N Y Reg Sh      557,740.28  104.3750      647,125.00
                  Par N Gldr 5

                                                                   (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
    4,000.0000   Ryder Sys Inc                       103,334.80    26.5000     106,000.00

   17,800.0000   Scecorp                             348,710.68    20.0000     356,000.00

    7,150.0000   Salomon Inc                         267,376.76    47.6250     340,518.75

    1,900.0000   Scana Corp                           69,531.86    49.7500      94,525.00

    1,400.0000   Sears Roebuck & Co                   26,844.42    52.8750      74,025.00

    2,000.0000   Sensormatic Electrs Corp             63,182.50    34.6250      69,250.00

    6,000.0000   Silicon Graphics Inc                131,184.70    24.7500     148,500.00

    3,000.0000   Southwest Airls Co                   84,813.50    37.3750     112,125.00

    3,000.0000   Sun Inc                              81,639.93    29.3750      88,125.00

   13,000.0000   Synoptics Communications Inc        362,443.72    27.8750     362,375.00

    1,000.0000   Tambrands Inc                        42,122.50    44.2500      44,250.00

   11,000.0000   Telefonos de Mexico S A Sponsored   443,075.62    67.5000     742,500.00
                  Adr Repstg Sh Ord L

    8,300.0000   Tenneco Inc                         398,215.19    52.6250     436,787.50

    7,700.0000   Texaco Inc                          459,817.13    64.7500     498,575.00

    4,000.0000   Texas Instrs Inc                    195,729.50    63.5000     254,000.00

    6,900.0000   Texas Utils Co                      253,167.90    43.2500     298,425.00

    6,700.0000   Textron Inc                         287,809.94    58.2500     390,275.00

    2,000.0000   Thomas & Betts Corp                  92,482.00    58.5000     117,000.00

    5,500.0000   Time Warner Inc                     233,547.15    44.2500     243,375.00

    7,000.0000   Toys R Us Inc                       201,057.25    40.8750     286,125.00

   10,200.0000   Travelers Corp                      181,242.00    31.1250     317,475.00

                                                                   (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
   PAR VALUE         SECURITY DESCRIPTION              COST        PRICE        VALUE
     8,700.0000  USX-Marathon Group New              185,235.03   16.5000      143,550.00

     6,500.0000  Unum Corp                           360,495.00   52.5000      341,250.00

     2,600.0000  Union Camp Corp                      88,661.46   47.6250      123,825.00

     3,300.0000  Union Carbide Corp                   30,840.33   22.3750       73,837.50

       900.0000  Union Elec Co                        28,216.80   39.2500       35,325.00

     7,500.0000  Union Pac Corp                      361,499.52   62.6250      469,687.50

     8,000.0000  U S West Inc                        289,281.20   45.8750      367,000.00

    12,000.0000  Upjohn Co                           378,971.10   29.0000      348,000.00

     2,500.0000  Vodafone Group PLC Sponsored ADR    204,304.00   89.2500      223,125.00

     1,200.0000  Wachovia Corp New                    24,192.00   33.5000       40,200.00

    20,900.0000  Wal Mart Stores Inc                  43,120.39   25.0000      522,500.00

     6,700.0000  Westinghouse Elec Corp              156,941.17   14.1250       94,637.50

    12,200.0000  Weyerhaeuser Co                     418,660.01   44.6250      544,425.00

     6,000.0000  Whirlpool Corp                      220,909.31   66.5000      399,000.00

     9,800.0000  Woolworth Corp                      248,839.90   25.3750      248,675.00

    14,300.0000  YPF Sociedad Anonima Sponsored      298,225.67   26.0000      371,800.00
                  ADR Repstg Cl D Shs

           Total Corporate Stock - Common         44,976,604.21             59,776,693.75

                 Common/Collective Trusts

   187,738.0000  EB Opening Stock Index Fd        20,796,182.23  115.1916   21,625,840.60

       112.0000  Mellon Temp Inv Fund                    112.00  100.0000          112.00

                                                                  (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
    SHARES/                                                                    CURRENT
   PAR VALUE         SECURITY DESCRIPTION              COST        PRICE        VALUE
16,002,081.0000  *TBC Inc Pooled Employee Funds
                  Daily Liquidity Fund             16,002,081.00   1.0000    16,002,081.00

           Total Common/Collective Trusts          36,798,375.23             37,628,033.60

           Total Investments                     $155,697,254.36           $172,934,262.49




*Denotes Party-in-interest

                                                         Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                              Stability Income Fund

                             Schedule of Investments

                                December 31, 1993



          Description                          Cost               Current Value
Investments, at fair value:
  U. S. Government securities........      $ 18,118,962           $ 18,168,193
  Corporate debt instruments.........         3,481,011              3,441,855
  Common/collective trusts...........           381,605                381,605

     Total investments...............      $ 21,981,578           $ 21,991,653




See accompanying detailed listing of investments.


                                                          (Continued)


                                                           Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                             Stability Income Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                      CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE         VALUE
                 U S Government Securities

 2,000,000.0000  FHLMC Multiclass Mtg P/C 1178F   $2,046,875.00  102.1340   $ 2,042,680.00
                  6.750% 03/15/2005

   720,968.4000  FNMA Gtd Remic P/T Ctf 88-09-C      730,431.11  100.9390       727,738.29
                  7.000% 03/25/2011

 2,000,000.0000  U S Treasury Notes                2,000,937.50   99.6720     1,993,440.00
                  03.875% 08/31/1995 DD 08/31/93

 5,300,000.0000  U S Treasury Notes                5,298,821.88   99.5940     5,278,482.00
                  03.875% 09/30/1995 DD 09/30/93

 2,500,000.0000  U S Treasury Notes                2,503,450.00  100.0620     2,501,550.00
                  04.250% 11/30/1995 DD 11/30/93

 1,500,000.0000  U S Treasury Notes                1,500,703.13  100.0000     1,500,000.00
                  04.250% 12/31/1995 DD 12/31/93

 4,300,000.0000  U S Treas Strip Generic Tint      4,037,743.00   95.9140     4,124,302.00
                  02/15/1995

           Total U.S. Government Securities       18,118,961.62              18,168,192.29

                 Corporate Debt Instruments

 2,000,000.0000  Ford Mtr Cr Mtn Tr #00367         2,154,060.00  105.4900     2,109,800.00
                  8.875% 03/13/1995 DD 03/12/91

 1,308,347.9400  Premier Auto Tr 92-3 Abs          1,326,951.01  101.8120     1,332,055.20
                  5.900% 11/17/1997

           Total Corporate Debt Instruments        3,481,011.01               3,441,855.20



                                                               (Continued)



                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                             Stability Income Fund, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION               COST       PRICE        VALUE
                 Common/Collective Trusts

   381,605.0000 *TBC Inc Pooled Employee Funds        381,605.00   1.0000       381,605.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts             381,605.00                381,605.00

           Total Investments                      $21,981,577.63            $21,991,652.49



*Denotes Party-in-interest

                                                         Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund A

                             Schedule of Investments

                                December 31, 1993



          Description                          Cost               Current Value
Investments, at fair value:
  U. S. Government securities......        $ 98,200,358           $ 97,319,505
  Corporate debt instruments.......          65,640,310             65,495,034
  Common/collective trusts.........          19,649,985             19,649,985
  Other investments................          17,311,966             17,327,689
                                            200,802,619            199,792,213
Insurance contracts, at contract
  value............................          62,304,820             62,304,820

     Total investments.............        $263,107,439           $262,097,033




See accompanying detailed listing of investments.


                                                           (Continued)


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
                 U S Government Securities

 5,000,000.0000  FHLMC Multiclass Mtg P/C 1178F   $5,117,187.50  102.1340   $5,106,700.00
                  6.750%  03/15/2005

 1,586,130.4800  FNMA Gtd Remic P/T Ctf 88-09-C    1,606,948.45  100.9390    1,601,024.25
                  7.000% 03/25/2011

 1,378,166.3800  Resolution Tr Corp 92-C4 Cl A2    1,406,590.78  100.4830    1,384,822.92
                  Var Rt 06/25/2024

 1,350,000.0000  Resolution Tr Corp 93-C3 A-3      1,363,921.88  101.0000    1,363,500.00
                  Var/Rt 12/25/2024

 4,700,000.0000  U S Treasury Notes                5,132,546.88  108.2500    5,087,750.00
                  07.875% 07/31/1996 DD 07/31/91

 1,000,000.0000  U S Treasury Notes                1,084,687.50  106.8440    1,068,440.00
                  07.250% 08/31/1996 DD 09/03/91

 1,000,000.0000  U S Treasury Notes                  996,219.62  102.5940    1,025,940.00
                  05.625% 08/31/1997 DD 08/31/92

 1,000,000.0000  U S Treasury Notes                1,009,151.76  103.7810    1,037,810.00
                  06.000% 11/30/1997 DD 11/30/92

 3,000,000.0000  U S Treasury Notes                3,068,906.25  100.2190    3,006,570.00
                  05.125% 04/30/1998 DD 04/30/93

16,000,000.0000  U S Treasury Notes               15,995,703.13   98.3440   15,735,040.00
                  04.750% 08/31/1998 DD 08/31/93

18,500,000.0000  U S Treasury Notes               18,503,750.27   99.5940   18,424,890.00
                  03.875% 09/30/1995 DD 09/30/93

 8,800,000.0000  U S Treasury Notes                8,764,000.01   99.5310    8,758,728.00
                  03.875% 10/31/1995 DD 11/01/93

 4,000,000.0000  U S Treasury Notes                4,001,875.00  100.0000    4,000,000.00
                  04.250% 12/31/1995 DD 12/31/93

 4,250,000.0000  U S Treasury Notes                4,508,984.38  103.5160    4,399,430.00
                  13.125% 05/15/1994 DD 05/15/84

                                                               (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
 8,000,000.0000  U S Treasury Notes                9,100,000.00  112.4840    8,998,720.00
                  08.625% 08/15/1997 DD 08/15/97

13,000,000.0000  U S Treasury Notes               14,034,649.78  106.3280   13,822,640.00
                  07.500% 01/31/1996 DD 01/31/91

 2,250,000.0000  Commitment to Purchase FNMA       2,505,234.38  111.0000    2,497,500.00
                  6.500% 03/14/2024

           Total U.S. Government Securities       98,200,357.57             97,319,505.17

                 Corporate Debt Instruments

   800,000.000   Banca Commerciale Italiana Spa      779,000.00   97.4750      779,800.00
                  Fltg Rt 12/06/1998

 2,000,000.0000  Natl Westminster Fin Bv Gtd Nt    1,941,200.00   96.3050    1,926,100.00
                  Fltg/Rt 2005 US$

 4,000,000.0000  American Expr Co Ib Nt            4,000,000.00  100.0000    4,000,000.00
                  03.220% 02/28/1994 DD 12/27/93

 4,000,000.0000  American Gen Corp Ib Nt           4,000,000.00  100.0000    4,000,000.00
                  03.130% 01/18/1994 DD 11/16/93

 4,000,000.0000  Associates Cp NA Ib Nt            4,000,000.00  100.0000    4,000,000.00
                  03.150% 01/18/1994 DD 09/01/93

 3,100,000.0000  Barclays US Fdg Ib Nt             3,100,000.00  100.0000    3,100,000.00
                  03.310% 01/15/1994 DD 11/29/93

 4,000,000.0000  Bell South Telecom Disc           3,971,033.33   99.2758    3,971,033.33
                  02/18/1994

   300,000.0000  Beneficial Corp Mtn                 308,670.00  100.1800      300,540.00
                  8.750% 01/19/1994 DD 01/18/91

   126,610.3400  CFC Grantor Tr 4B Asset Backed      131,469.41  100.8590      127,697.92
                  9.200% 11/15/1996

 3,000,000.0000  Chevron Oil Fin Ib Nt             3,000,000.00  100.0000    3,000,000.00
                  03.250% 01/24/1994 DD 11/30/93

                                                               (Continued)


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
 4,000,000.0000  Ford Mtr Cr Co Nt                 4,388,680.00  108.2390    4,329,560.00
                  8.875% 03/15/1996 DD 03/18/91

 4,000,000.0000  General Elec Cap Ib Nt            4,000,000.00  100.0000    4,000,000.00
                  03.220% 01/28/1994 DD 12/27/93

 2,000,000.0000  Intl Lease Fin Mtn #TR00065       1,989,500.00  100.9750    2,019,500.00
                  5.600% 04/01/1997 DD 03/15/93

 2,000,000.0000  International Lease Corp Mtn      2,008,440.00  101.3870    2,027,740.00
                  6.000% 04/30/1998 DD 06/11/93

 3,100,000.0000  Merrill Lynch Co Disc             3,089,615.00   99.6650    3,089,615.00
                  01/15/1994

 4,000,000.0000  Onoda USA Inc Disc                3,976,130.00   99.4032    3,976,130.00
                  01/21/1994

 4,470,188.7700  Premier Auto Tr 92-3 Abs          4,518,860.01  101.8120    4,551,188.59
                  5.900% 11/17/1997

 1,827,214.0800  SPNB Home Equity Ln Ctf 91-2-A    1,882,030.50  102.0000    1,863,758.36
                  8.100% 06/15/2020 DD 07/15/91

 3,535,000.0000  Security Pac Corp Nt              3,698,496.70  100.9160    3,567,380.60
                  8.900% 03/15/1994

 4,000,000.0000  Smith Barney Shsn Ib Nt           4,000,000.00  100.0000    4,000,000.00
                  03.280% 02/03/1994 DD 12/27/93

 1,813,671.3800  U S Auto Receivable Tr 90-4A      1,857,185.36  101.1010    1,833,639.90
                  8.650% 11/15/1995 DD

 5,000,000.0000  United Tech Corp Mtn Tr #0002     5,000,000.00  100.6270    5,031,350.00
                  Fltg Rt 06/01/1994

           Total Corporate Debt Instruments       65,640,310.31             65,495,033.70


                                                               (Continued)

                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 Common/Collective Trusts
19,649,985.0000 *TBC INC Pooled Employee Funds    19,649,985.00    1.0000   19,649,985.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         19,649,985.00             19,649,985.00

                 Other Investments

 3,530,000.0000  Alaska Housing Finance Corp       3,500,965.75   99.1300    3,499,289.00
                  Fltg/Rt 15/07/2001

 2,000,000.0000  Ireland Floating Rt Nts           1,994,600.00   99.7300    1,994,600.00
                  06/12/1998 US$ (Var)

 4,000,000.0000  New Zealand US $ (Var)            3,999,600.00  100.0400    4,001,600.00
                  Fltg Rate Nts 04/06/1990

 4,000,000.0000  Quebec (Province of), Canada Nts  3,896,800.00   96.1200    3,844,800.00
                  Var/Rt 15/10/2001

 4,000,000.0000  State Bk Victoria Gtd Cap Nts     3,920,000.00   99.6850    3,987,400.00
                  Var/Rt 27/06/1999

           Total Other Investments                17,311,965.75             17,327,689.00

                 Unallocated Insurance Contracts

 5,619,742.7900  Prudential GA#5807 Subcde 211     5,619,742.79  100.0000    5,619,742.79
                  9.580%

 4,779,626.9200  Connecticut Mut GAC #70226        4,779,626.92  100.0000    4,779,626.92

14,454,866.9800  Metro Life Ins GIC #11955-8      14,454,866.98  100.0000   14,454,866.98
                  8.850% 10/01/1995

 9,699,585.1800  Metro Life Ins GIC #12354         9,699,585.18  100.0000    9,699,585.18
                  7.750% 04/01/1994


* Denotes Party-in-interest                                      (Continued)


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                    CURRENT
  PAR VALUE          SECURITY DESCRIPTION             COST         PRICE       VALUE
13,219,295.1100  Hancock John Mut Life GAC#6023    13,219,295.11 100.0000   13,219,295.11
                  9.850% 10/01/1995

14,531,702.8200  Principal Mut Life Ins GIC4322    14,531,702.82 100.0000   14,531,702.82
                  6.920% 10/01/1996

           Total Unallocated Insurance Contracts   62,304,819.80            62,304,819.80

           Total Investments                     $263,107,438.43          $262,097,032.67


                                                         Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund B

                             Schedule of Investments

                                December 31, 1993



          Description                          Cost               Current Value
Investments, at fair value:
  Corporate stock - common..........       $      1,093           $      1,292
  Common/collective trusts..........        113,839,253            122,243,966

     Total investments..............       $113,840,346           $122,245,258




See accompanying detailed listing of investments.


                                                                (Continued)

                                                           Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund B, Continued

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION             COST          PRICE       VALUE

                 Corporate Stock - Common
       159.0000  Chase Manhattan Corp Wt Exp     $     1,093.13      8.1250 $     1,291.88
                  6/30/96

           Total Corporate Stock - Common              1,093.13                   1,291.88

                 Common/Collective Trusts

   605,710.0000  EB Opening Asset Allocation Fd   61,556,150.40    104.6098  63,363,240.72

       597.0000  Mgt Comm Fd Liquidity Fund          597,000.00  1,000.0000     597,000.00

    32,406.0000  Mgt Comm Fd Public Bond Fund      8,548,822.81 27,261.2000   8,834,264.47

     8,558.0000  Mgt Commingled Fd Mtg Fd          3,071,119.29    375.0570   3,209,737.81

     3,789.0000  Mgt Comm Fd Private Placement     1,519,865.57 42,619.7000   1,614,860.43
                  Fund

     7,021.0000  Mgt Comm Fd Intl Equity Fd        7,404,684.10  1,240.5590   8,709,964.74

     1,324.0000  Mgt Comm Fd Small Co Fd           2,559,569.60  2,585.2590   3,422,882.92

     5,152.0000  Mgt Comm Fd Intl Bond Fund        2,474,435.34 49,510.2000   2,550,765.50

   219,749.0000  Mgt Comm Fd Large Co Fd          26,025,630.88    135.8790  29,859,274.37

        56.6100  Mellon Temp Inv Fund                     56.61    100.0000          56.61

    81,853.0000  *TBC Inc Pooled Employee Funds       81,853.00      1.0000      81,853.00
                  Daily Liquidity Fund

        65.1800  Cash held at Morgan
                  Guaranty Tr                             65.18      1.0000          65.18

           Total Common/Collective Trusts        113,839,252.78             122,243,965.75

           Total Investments                    $113,840,345.91            $122,245,257.63

                                                             (Continued)
*Denotes Party-in-interest


                                                          Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                              Thrift Incentive Fund - Fund C

                                  Schedule of Investments

                                     December 31, 1993
   SHARES/                                                                     CURRENT
  PAR VALUE          SECURITY DESCRIPTION             COST         PRICE        VALUE

                 Common/Collective Trusts
  542,061.0000   EB Opening Stock Index Fd       $60,122,275.50  115.1916  $62,440,873.89

       54.4700   Mellon Temp Inv Fund                     54.47    1.0000           54.47

  590,427.0000  *TBC Inc Pooled Employee Funds       590,427.00    1.0000      590,427.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         60,712,756.97             63,031,355.36

           Total Investment                      $60,712,756.97            $63,031,355.36



*Denotes Party-in-interest.


                                                                    Schedule 2


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1993


                                         Proceeds                     Net Gain
                            Total          from          Cost of       (Loss)
          Description     Purchases        Sales          Sales       on Sales
EB Opening Stock Index
  Fund................. $136,325,262   $    292,261   $    287,335   $     4,926

EB Opening Asset
  Allocation Fund......  120,169,405      1,599,364      1,587,750        11,614

Mellon Temp Inv Fund...   34,564,358     60,564,311     60,564,311             -

Mellon Equity Index
  Fund.................   63,590,528    114,988,260     97,364,420    17,623,840

Mellon Equity Index
  Fund.................            -     89,114,163     77,840,740    11,273,423

Mellon Bk Long Bd Index
  Fund.................    5,398,985     34,742,768     30,656,163     4,086,605

U.S. Treasury Notes,
  4.250%, 8/31/94......   11,747,711     17,310,859     17,250,836        60,023

U.S. Treasury Notes,
  5.000%, 6/30/94......            -     28,078,406     28,100,000       (21,594)

U.S. Treasury Notes,
  4.625%, 12/31/94.....   21,660,391     36,085,047     35,867,047       218,000

U.S. Treasury Notes,
  4.250%, 1/31/95......   21,134,375     18,001,375     18,004,828        (3,453)

U.S. Treasury Notes,
  4.125%, 5/31/95......   16,452,305     16,595,430     16,452,305       143,125

U.S. Treasury Notes,
  4.125%, 6/30/95......   13,596,031     13,652,797     13,596,031        56,766

U.S. Treasury Notes,
  3.875%, 9/30/95......   28,303,484      4,483,906      4,500,912       (17,006)

*TBC Inc. Pooled Employee
  Funds Daily Liquidity
  Fund, various rates..  445,133,091    443,556,957    443,556,957             -


*Denotes Party-in-interest.




                  Independent Auditors' Consent



Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We consent to incorporation by reference in registration statement No. 33-51907 on Form S-8 of Federated Department Stores, Inc. of our report dated May 27, 1994, relating to the statements of net assets available for benefits of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended, and the related schedules, which report appears in the December 31, 1993 annual report on Form 11-K of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan.


                                        \s\ KPMG Peat Marwick
                                            KPMG Peat Marwick



Cincinnati, Ohio
June 27, 1994